UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Interim Management Statement dated 26 April 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 26, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 26, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC
Interim Management Statement

31 March 2012

Q112 Interim Management Statement"Barclays first quarter results are an encouraging start to the year and demonstrate continued progress across our execution priorities. We achieved an adjusted return on equity that exceeded 12%, driven by strong results in UK RBB, Barclaycard, and Wealth and Investment Management and improved performances in Corporate and Investment Banking. Our rock solid capital, funding and liquidity positions remain a source of competitive advantage and enabled us to fund a substantial proportion of our 2012 term funding requirements.

The environment in which we operate remains unpredictable but we have a proven ability to adapt and grow our businesses in the face of external change. We will be proactive and seek to lead the agenda on recovery and resolution planning, which is a critical step to eradicate "too big to fail", while continuing to remain closely engaged with regulatory agencies and governments. Our strong mix of businesses, emphasis on serving customers and clients, and our focus on execution give me confidence in delivering on our return targets for shareholders."

Bob Diamond, Chief Executive

· Adjusted profit before tax1 of £2,445m, up 22%, driven by strong performances in both Retail and Business Banking and Corporate and Investment Banking with the non-Investment
  Bank businesses showing significant growth in adjusted profits

· Statutory loss before tax of £475m (2011: £1,655m profit), reflecting £2,620m own credit reversal and an additional provision of £300m for Payment Protection Insurance (PPI) redress

· Adjusted return on average shareholders' equity increased to 12.2% (2011: 10.2%) and adjusted return on average tangible shareholders' equity increased to 14.3% (2011: 12.3%)

· Excluding own credit, total income increased 5% to £8,138m. Investment Bank income was £3,464m (2011: £3,366m), up 3% on Q1 2011, and 91% on Q4 2011

· Credit impairment charge of £778m improved 16%, with an annualised loan loss rate of 63bps (2011: 76bps)

· Excluding PPI provision, operating expenses increased 2% to £4,949m, reflecting an increase in non-performance costs, with performance costs remaining flat. Adjusted cost to income ratio improved to 61% (2011: 62%)

· Core Tier 1 ratio remained strong at 10.9% (31 December 2011: 11.0%), with Core Tier 1 capital broadly flat and risk weighted assets increasing 1% to £394bn

· Raised £12bn of term funding, with term funding maturities of £27bn for full year 2012

· Net asset value per share of 445p (31 December 2011: 456p) and net tangible asset value per share of 381p
(31 December 2011: 391p) impacted by the own credit reversal

· First quarter dividend of 1.0p per share (2011: 1.0p)

1      Adjusted performance measures and profit before tax exclude the impact of £2,620m (2011: £351m) own credit reversal, £300m (2011: £nil) provision for PPI redress and £nil (2011: £2m) gains on acquisitions and disposals.

Q112 Interim Management Statement

Barclays Unaudited Results	Adjusted1			Statutory
	31.03.12	31.03.11		31.03.12	31.03.11
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	8,138	7,750	5	5,518	7,399	(25)
Credit impairment charges and other provisions	(778)	(921)	(16)	(778)	(921)	(16)
Net operating income	7,360	6,829	8	4,740	6,478	(27)
Operating expenses	(4,949)	(4,842)	2	(5,249)	(4,842)	8
Other net income	34	17	100	34	19	79
Profit before tax	2,445	2,004	22	(475)	1,655
Profit after tax	1,868	1,498	25	(337)	1,241

Performance Measures
Return on average shareholders' equity	12.2%	10.2%		(4.0%)	8.1%
Return on average tangible shareholders' equity	14.3%	12.3%		(4.6%)	9.7%
Return on average risk weighted assets	1.9%	1.5%		(0.3%)	1.3%
Cost: income ratio	61%	62%		95%	65%
Cost: net income ratio	67%	71%		111%	75%

Basic earnings per share	13.6p	10.7p		(4.5p)	8.5p
Dividend per share	1.0p	1.0p		1.0p	1.0p

Capital and Balance Sheet				31.03.12	31.12.11
Core Tier 1 ratio				10.9%	11.0%
Risk weighted assets				£394bn	£391bn	1
Adjusted gross leverage				21x	20x	5
Group liquidity pool				£173bn	£152bn	14
Net asset value per share				445p	456p	(2)
Net tangible asset value per share				381p	391p	(3)
Loan: deposit ratio				116%	118%

	Adjusted			Statutory
Profit Before Tax by Business	31.03.12	31.03.11		31.03.12	31.03.11
	£m	£m	% Change	£m	£m	% Change
UK	334	288	16	34	288	(88)
Europe	(43)	(59)	(27)	(43)	(59)	(27)
Africa2	177	147	20	177	147	20
Barclaycard	349	296	18	349	296	18
Retail and Business Banking	817	672	22	517	672	(23)
Investment Bank3	1,266	1,333	(5)	1,266	1,333	(5)
Corporate Banking2,3	219	21		219	21
Corporate and Investment Banking	1,485	1,354	10	1,485	1,354	10
Wealth and Investment Management3	60	46	30	60	46	30
Head Office and Other Operations4	83	(68)		(2,537)	(417)
Total profit before tax	2,445	2,004	22	(475)	1,655

         1     Adjusted performance measures and profit before tax exclude the impact of £2,620m (2011: £351m) own credit reversal, £300m (2011: £nil) provision for PPI redress and £nil (2011: £2m) gains on acquisitions and disposals.
        2     Certain corporate banking activities in Africa, previously reported in Africa Retail and Business Banking, are now included within Corporate Banking. 2011 comparatives have been revised to reflect this change. See page
       21  for further details.
        3     Following the move to a single Barclays brand these business segments have been renamed, see page 21 for further details.
        4     Head Office and Other Operations now includes the results previously reported as the Investment Management segment, see page 21 for further details.

Q112 Interim Management Statement

Barclays Performance

Barclays Results by Quarter	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	8,138	6,212	7,001	7,549	7,750
Credit impairment charges and other provisions	(778)	(951)	(1,023)	(907)	(921)
Net operating income	7,360	5,261	5,978	6,642	6,829
Operating expenses (excluding UK bank levy)	(4,949)	(4,414)	(4,659)	(4,940)	(4,842)
UK bank levy	-	(325)	-	-	-
Other net income	34	6	18	19	17
Adjusted profit before tax	2,445	528	1,337	1,721	2,004

Adjusting items
Own credit	(2,620)	(263)	2,882	440	(351)
Gains on debt buy-backs	-	1,130	-	-	-
Impairment and partial disposal of BlackRock investment1	-	-	(1,800)	(58)	-
Provision for PPI redress	(300)	-	-	(1,000)	-
Goodwill impairment	-	(550)	-	(47)	-
(Losses)/gains on acquisitions and disposals	-	(32)	3	(67)	2
Statutory (loss)/profit before tax	(475)	813	2,422	989	1,655

Adjusted basic earnings per share	13.6p	1.2p	6.9p	8.9p	10.7p
Adjusted cost: income ratio	61%	76%	67%	65%	62%
Adjusted cost: net operating income ratio	67%	90%	78%	74%	71%
Basic earnings per share	(4.5p)	2.9p	9.7p	4.0p	8.5p
Cost: income ratio	95%	75%	47%	75%	65%
Cost: net operating income ratio	111%	86%	66%	85%	75%

Adjusted Profit Before Tax by Business2	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m
UK	334	222	494	416	288
Europe	(43)	(125)	52	(102)	(59)
Africa	177	269	219	195	147
Barclaycard	349	259	378	275	296
Retail and Business Banking	817	625	1,143	784	672
Investment Bank	1,266	267	388	977	1,333
Corporate Banking	219	37	113	33	21
Corporate and Investment Banking	1,485	304	501	1,010	1,354
Wealth and Investment Management	60	54	65	42	46
Head Office and Other Operations3	83	(455)	(372)	(115)	(68)
Total adjusted profit before tax	2,445	528	1,337	1,721	2,004

        1     Q2 2011 includes a £58m loss on disposal of a portion of the Group's strategic investment in BlackRock, Inc. recycled through investment income.
        2     Certain corporate banking activities in Africa, previously reported in Africa Retail and Business Banking, are now included within Corporate Banking. 2011 comparatives have been revised to reflect this change. See page 21 for further details.
        3     Head Office and Other Operations now includes the results previously reported as the Investment Management segment, see page 21 for further details.

Q112 Interim Management Statement

In order to execute our strategy and deliver long-term sustainable shareholder value we continue to make progress on our four execution priorities:

Capital, Funding and Liquidity

•
Core Tier 1 ratio remained strong at 10.9% (31 December 2011: 11.0%), with Core Tier 1 capital broadly flat and risk weighted assets increasing 1% to £394bn. Adjusted gross leverage was 21x (31 December 2011: 20x) and 18x (31 December 2011: 17x) excluding the liquidity pool

•
Maintained a strong liquidity position with a liquidity pool of £173bn (31 December 2011: £152bn). The increase from December 2011 is due to significant term debt issuance and strong wholesale and customer inflows. Over 90% of the liquidity pool is held in central bank deposits and highly liquid government bonds

•	Net asset value per share declined to 445p (31 December 2011: 456p) and net tangible asset value per share declined to 381p (31 December 2011: 391p) principally due to the own credit reversal

Returns

•
Adjusted return on average shareholders’ equity improved to 12.2% (2011: 10.2%) and adjusted return on average tangible shareholders’ equity improved to 14.3% (2011: 12.3%). These returns on a statutory basis declined to (4.0%) (2011: 8.1%) and (4.6%) (2011: 9.7%) respectively due to the increased own credit reversal

•	Adjusted profit before tax of £2,445m up 22%. Statutory loss before tax of £475m (2011: £1,655 profit) reflecting £2,620m own credit reversal and an additional PPI provision of £300m

•	Impairment charges and other credit provisions of £778m down 16%, resulting in an annualised loan loss rate of 63bps (Q1 2011: 76bps)

•	The cost to income ratio improved to 61% (2011: 62%). Operating expenses excluding PPI provision up 2% to £4,949m (2011: £4,842m)

•	First quarter dividend of 1.0p per share (2011: 1.0p)

Income Growth

•
Income excluding own credit up 5% to £8,138m. Including own credit, income was down 25% to £5,518m. Own credit reversal of £2,620m driven by improved credit spreads on Barclays financial liabilities designated at fair value

•
The net interest margin for Retail and Business Banking (RBB), Corporate Banking and Wealth and Investment Management declined 7bps to 1.86%, reflecting stable customer margins and reduced contributions from structural hedging activities

•	Adjusted net operating income increased 8% to £7,360m with impairment charges down 16% to £778m. Statutory net operating income down 27% to £4,740m reflecting £2,620m own credit reversal

•	Positive operating leverage of 3% as income grew 5% while operating expenses increased 2%

Citizenship

•	Gross new lending to UK households and businesses of £10.1bn (2011: £10.1bn), of which £5.0bn (2011: £4.5bn) to businesses

•	Raised approximately £1.5bn of loans under the UK Government’s National Loan Guarantee Scheme, intended to reduce the cost of credit to eligible small and medium sized enterprises

•	Raised £266bn of funding for institutions globally, including £86bn for governments and public sector entities

Q112 Interim Management Statement

We comment below on matters of particular interest:

Funding and Liquidity

•
The Group liquidity pool as at 31 March 2012 was £173bn (31 December 2011: £152bn) and moved within a month-end range of £152bn to £173bn during the quarter. The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. It is intended to offset stress outflows and comprises the following cash and unencumbered assets:

Liquidity Pool	Cash and Deposits with Central Banks1	Government Bonds2	Other Available Liquidity	Total3
	£bn	£bn	£bn	£bn
As at 31.03.12	130	29	14	173
As at 31.12.11	105	36	11	152

•
RBB, Corporate Banking and Wealth and Investment Management activities are largely funded by customer deposits with the remainder covered by funding secured against customer loans and advances. As at 31 March 2012, the loan to deposit ratio for these businesses was 110% (31 December 2011: 111%) and the loan to deposit and secured funding ratio was 97% (31 December 2011: 101%)

•
The Investment Bank’s activities are primarily funded through wholesale markets. As at 31 March 2012 total wholesale funding outstanding (excluding repurchase agreements) was £290bn (31 December 2011: £265bn). £144bn of wholesale funding matures in less than one year (31 December 2011: £130bn)

•
Barclays continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. During Q1 2012 the Group raised £12bn of term funding, including £7bn of unsecured medium term notes and structured notes and £5bn of covered bonds and asset backed securities

•	The Group has term funding maturities of £27bn for full year 2012, including £10bn that matured in Q1, and a further £16bn maturing in 2013

•	As previously disclosed, Euro funding gaps in Spain and Portugal were reduced through accessing €8.2bn of the European Central Bank’s long-term refinancing operation in February

•	The Group’s liquidity pool and wholesale funds continue to be well diversified by major currency

Operating Expenses

•	Operating expenses excluding the PPI provision increased 2% to £4,949m (2011: £4,842m):

-	Performance costs remained flat at £898m (2011: £896m) despite 5% income growth and increased prior year deferrals

-
Non-performance costs increased by 3%, largely reflecting increases in regulatory and legal costs, continued business investment and the impact of acquisitions in 2011, partially offset by reductions in other non-performance costs, in line with the Group’s cost saving initiative

•	The cost to income ratio improved to 61% (2011: 62%) and the Investment Bank’s cost to net operating income ratio was 63%, within the target range

•
As previously disclosed, Barclays observed a recent increase in PPI claim volumes. Redress payments are now expected to exceed original expectations and a further £300m has been provided as at 31 March 2012. There are a number of assumptions under-pinning the provision, many of which remain subjective with uncertain trends

1 Of which over 95% is placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
2 Of which over 75% is comprised of UK, US, Japanese, French, German and Dutch securities.
3 £154bn of which is FSA eligible.

Q112 Interim Management Statement

Credit Impairment

•	Credit impairment charges reduced 16% to £778m with lower charges across most businesses

-
Lower impairment charges within RBB reflected generally improving delinquency rates. Impairment charges in Europe RBB were moderately higher as adverse credit conditions led to higher delinquency and charge-off rates

-	Higher impairment charges in the Investment Bank reflected the non recurrence of a release of £190m in the prior year

-	Impairment charges were lower in Corporate Banking, primarily driven by a reduction in Spain

•
With loans and advances balances remaining broadly unchanged, the improvement in loan impairment resulted in a lower annualised loan loss rate of 63bps (Q1 2011: 76bps). This loan loss rate was also lower than the full year rate for 2011 of 77bps

•
While delinquency trends were generally stable in the majority of retail portfolios during Q1 2012, mortgage portfolios in Europe experienced slight deterioration as a result of the adverse credit conditions. Credit metrics in the wholesale portfolios have also remained generally stable

•	The Group credit risk loans (CRL) coverage ratio remained broadly stable as both CRL balances and impairment allowances fell moderately

Exposures to Selected Eurozone Countries

•	During Q1 sovereign exposures to Spain, Italy, Portugal, Ireland and Greece reduced by 16% to £6.0bn

–
Spanish and Portuguese sovereign exposures reduced 15% to £2.2bn and 27% to £0.6bn respectively due to the disposal of available for sale government bonds held for the purpose of interest rate hedging and liquidity, that have been replaced by interest rate swaps with alternative counterparties

–	Italian sovereign exposures reduced 14% to £3.0bn reflecting trading activity throughout the quarter

–	Ireland exposures decreased 11% to £5.1bn, principally reflecting lending to financial institutions. Exposures to domestic Irish banks remain minimal

•	Exposure to Greece remains minimal

•
Retail lending in Spain, Italy, and Portugal remained flat while lending to corporates decreased 9% to £10.6bn reflecting continued prudent risk management of portfolios. CRL coverage ratios in the retail and wholesale portfolios for Spain, Italy and Portugal have remained broadly stable

Dividends

•	It is our policy to declare and pay dividends on a quarterly basis. We will pay a first interim cash dividend for 2012 of 1p per share on 8 June 2012

Outlook

•
Performance since the beginning of the year has been encouraging. We are pleased with the development of the competitive positions across our businesses and have improved our adaptability to the changing environment. However, the continued challenging market conditions mean it is too early to establish the trend for the year

Q112 Interim Management Statement

	Three Months Ended	Three Months Ended
UK RBB	31.03.12	31.03.11
	£m	£m	% Change
Adjusted basis
Total income net of insurance claims	1,077	1,084	(1)
Credit impairment charges and other provisions	(76)	(144)	(47)
Net operating income	1,001	940	6
Operating expenses	(666)	(653)	2
Other net (expenses)/income	(1)	1
Adjusted profit before tax	334	288	16

Adjusting items
Provision for PPI redress	(300)	-
Statutory profit before tax	34	288	(88)

Performance Measures
Adjusted return on average equity	15.0%	12.4%
Adjusted return on average risk weighted assets	3.0%	2.5%
Adjusted cost: income ratio	62%	60%
Return on average equity	1.5%	12.4%
Return on average risk weighted assets	0.3%	2.5%
Cost: income ratio	90%	60%
Loan loss rate (bps)	25	49

•	Income remained in line with prior year at £1,077m (2011: £1,084m) as increased net interest income was offset by a reduction in fees and commissions

•	Credit impairment charges decreased 47% to £76m driven by continuing reduction in personal unsecured impairment charges

•	Operating expenses excluding a £300m provision for PPI redress increased 2% to £666m. Statutory operating expenses increased to £966m (2011: £653m)

	Three Months Ended	Three Months Ended
Europe RBB	31.03.12	31.03.11
	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	243	295	(18)
Credit impairment charges and other provisions	(72)	(69)	4
Net operating income	171	226	(24)
Operating expenses	(217)	(289)	(25)
Other net income	3	4
Loss before tax	(43)	(59)	(27)

Performance Measures
Return on average equity	(6.0%)	(7.9%)
Return on average risk weighted assets	(0.8%)	(1.2%)
Cost: income ratio	89%	98%
Loan loss rate (bps)	66	61

•	Income declined 18% to £243m driven by continuing adverse economic conditions and higher funding costs

•	Credit impairment charges increased slightly to £72m (2011: £69m) reflecting higher delinquency and charge-off rates due to adverse economic conditions

•	Operating expenses decreased 25% to £217m reflecting restructuring activity in 2011

Q112 Interim Management Statement

	Three Months Ended	Three Months Ended
Africa RBB1	31.03.12	31.03.11
	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	830	864	(4)
Credit impairment charges and other provisions	(107)	(144)	(26)
Net operating income	723	720	-
Operating expenses	(548)	(575)	(5)
Other net income	2	2
Profit before tax	177	147	20

Performance Measures
Return on average equity	10.2%	5.7%
Return on average risk weighted assets	1.6%	1.1%
Cost: income ratio	66%	66%
Loan loss rate (bps)	117	136

•	Income declined 4% to £830m driven by currency movements partially offset by increased fees and commissions income in local currency

•	Credit impairment charges decreased 26% to £107m reflecting continued improvement in delinquency trends and recoveries

•	Operating expenses reduced by 5% to £548m driven by currency movements, with underlying cost growth managed at lower than inflationary levels

	Three Months Ended	Three Months Ended
Barclaycard	31.03.12	31.03.11
	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	990	960	3
Credit impairment charges and other provisions	(232)	(304)	(24)
Net operating income	758	656	16
Operating expenses	(418)	(371)	13
Other net income	9	11
Profit before tax	349	296	18

Performance Measures
Return on average equity	19.6%	16.6%
Return on average risk weighted assets	2.9%	2.6%
Cost: income ratio	42%	39%
Loan loss rate (bps)	296	427

•	Income improved 3% to £990m reflecting continued growth across the business and contributions from portfolio acquisitions, partially offset by higher funding costs

•	Credit impairment charges decreased 24% to £232m reflecting improved underlying delinquency performance with lower bankruptcies and charge-offs resulting in lower loan loss rates

•	Operating expenses increased 13% to £418m mainly due to portfolio acquisitions in 2011

1     Certain corporate banking activities in Africa, previously reported in Africa Retail and Business Banking, are now included within Corporate Banking. 2011 comparatives have been revised to reflect this change. See page
       21  for further details.

Q112 Interim Management Statement

	Three Months Ended	Three Months Ended
Investment Bank	31.03.12	31.03.11
	£m	£m	% Change
Adjusted and statutory basis
Fixed Income, Currency and Commodities	2,396	2,201	9
Equities and Prime Services	550	545	1
Investment Banking	509	612	(17)
Principal Investments	9	8	13
Total income	3,464	3,366	3
Credit impairment charges and other provisions	(75)	31
Net operating income	3,389	3,397	-
Operating expenses	(2,145)	(2,067)	4
Other net income	22	3
Profit before tax	1,266	1,333	(5)

Performance Measures
Return on average equity	17.0%	18.4%
Return on average risk weighted assets	1.9%	2.1%
Cost: income ratio	62%	61%
Cost: net operating income ratio	63%	61%
Compensation: income ratio	42%	44%
Loan loss rate (bps)	18	1

•	Total income increased 3% to £3,464m

–
Fixed Income, Currency and Commodities (FICC) income increased 9% with strong growth in Asia; improved performances in Rates and Emerging Markets were partly offset by lower contributions from Credit and Securitised Products

–	Equities and Prime Services income was broadly in line with prior year, despite lower volumes in the equity markets

–	Investment Banking income decreased 17% reflecting weaker performances in equity underwriting due to the muted issuance environment

•	Total income was up 91% on Q4 2011 reflecting increases of 147% in FICC, 80% in Equities and Prime Services and 1% Investment Banking

•	Credit impairment charge of £75m (2011: £31m release), reflecting non recurrence of a release of £190m in the prior year

•
Operating expenses increased 4% to £2,145m, reflecting a £115m increase in provision for regulatory and legal costs, partially offset by non-performance cost savings. Cost to net operating income ratio of 63%, within the target range

•	Compensation to income ratio improved to 42% (2011: 44%)

Q112 Interim Management Statement

	Three Months Ended	Three Months Ended
Corporate Banking1	31.03.12	31.03.11
	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	824	751	10
Credit impairment charges and other provisions	(207)	(285)	(27)
Net operating income	617	466	32
Operating expenses	(397)	(442)	(10)
Other net expenses	(1)	(3)
Profit before tax	219	21

Performance Measures
Return on average equity	9.0%	0.3%
Return on average risk weighted assets	1.0%	0.1%
Cost: income ratio	48%	59%
Loan loss rate (bps)	119	156

Profit/(loss) before tax by geographic segment
UK	268	208	29
Europe	(76)	(192)	(60)
Rest of the World	27	5
Corporate Banking	219	21

•
Profit before tax improved £198m to £219m including a gain of £78m (2011: loss of £7m) in the net valuation of fair value loans. Excluding this item, profit before tax of £141m (2011: £28m) reflected improved impairment charges, lower operating expenses and growth in Cash Management products

–	UK profit before tax improved 29% to £268m reflecting the gains on fair value loans and improved income performance

–	Europe loss before tax improved £116m to £76m principally due to reduced impairment charges in Spain of £94m (2011: £175m) and lower operating expenses

–	Rest of the World profit before tax improved to £27m reflecting the benefits derived from the exit of Barclays Bank Russia and lower impairment charges

	Three Months Ended	Three Months Ended
Wealth and Investment Management	31.03.12	31.03.11
	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	451	422	7
Credit impairment charges and other provisions	(7)	(10)	(30)
Net operating income	444	412	8
Operating expenses	(384)	(365)	5
Other net expenses	-	(1)
Profit before tax	60	46	30

Performance Measures
Return on average equity	9.6%	9.8%
Return on average risk weighted assets	1.4%	1.4%
Cost: income ratio	85%	86%
Loan loss rate (bps)	16	22

•	Profit before tax increased 30% to £60m as benefits begin to flow through from the strategic investment programme

•	Income increased by 7% to £451m and operating expenses increased 5% to £384m

•	Client assets increased to £172bn (31 December 2011: £164bn) driven by net new assets in High Net Worth businesses and favourable markets

1        Certain corporate banking activities in Africa, previously reported in Africa Retail and Business Banking, are now included within Corporate Banking Rest of World. 2011 comparatives have been revised to reflect this hange. See page 21 for further details.

Q112 Interim Management Statement

	Three Months Ended	Three Months Ended
Head Office and Other Operations1	31.03.12	31.03.11
	£m	£m
Adjusted basis
Total income net of insurance claims	259	8
Credit impairment charges and other provisions	(2)	4
Net operating income	257	12
Operating expenses	(174)	(80)
Adjusted profit/(loss) before tax	83	(68)

Adjusting items
Own credit	(2,620)	(351)
Gains on acquisitions and disposals	-	2
Statutory loss before tax	(2,537)	(417)

•
Adjusted profit before tax of £83m (2011: loss of £68m) reflecting a one-time gain relating to hedges of employee share awards that were closed out during Q1, partially offset by higher regulatory costs

•
The impact of the UK bank levy, for which legislation was enacted in July 2011, has not been reflected in these results in accordance with International Financial Reporting Standards. The total cost for 2012 is expected to be approximately £350m

•
In Q1 the fair value of Barclays investment in BlackRock, Inc. increased by 11% to £4.5bn. For regulatory capital purposes, the £1.3bn increase in fair value since 30 September 2011 is not included in the Group’s Core Tier 1 capital

•	Own credit reversal of £2,620m driven by improved credit spreads on Barclays financial liabilities designated at fair value

Income by Geographic Segment2

	Three Months Ended 31.03.12	Three Months Ended 31.03.11
	£m	£m
UK	3,540	3,122
Europe	1,135	1,206
Americas	1,943	1,873
Africa and Middle East	1,173	1,229
Asia	347	320
Total income net of insurance claims excluding own credit	8,138	7,750

1      Head Office and Other Operations now includes the results previously reported as the Investment Management segment, see page 21 for further details.
        2     Total income net of insurance claims based on counterparty location.

Q112 Interim Management Statement

Other Information

Results Timetable	Date
Ex-dividend date	2 May 2012
Dividend Record date	4 May 2012
Dividend Payment date	8 June 2012
2012 Interim Results Announcement	27 July 2012
Q3 2012 Interim Management Statement	31 October 2012

For further information please contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.barclays.com

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analyses compare the 3 months to 31 March 2012 to the corresponding 3 months of 2011 and balance sheet comparatives relate to 31 December 2011. The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US dollars respectively.

Adjusted profit before tax and adjusted performance measures have been presented to provide a more consistent basis for comparing business performance between periods. These measures exclude: the impact of own credit; gains on debt buy-backs; loss on disposal of a portion of the Group's strategic investment in BlackRock, Inc.; the impairment of the investment in BlackRock, Inc.; the provision for PPI redress; goodwill impairments; and gains and losses on acquisitions and disposals of subsidiaries, associates and joint ventures.

The financial information on which this Interim Management Statement is based, and other data set out in the appendices to this statement, are unaudited and have been prepared in accordance with Barclays previously stated accounting policies described in the 2011 Annual Report. A glossary of terms is available online at www.barclays.com/annualreport.

For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will mail the interim dividend on 8 June 2012 to ADR holders on the record on 4 May 2012.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Euro), changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein are as at the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly updates or revisions to forward-looking statements to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the US Securities and Exchange Commission (SEC).

Q112 IMS Appendix I - Quarterly Results Summary

UK RBB	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	1,077	1,129	1,273	1,170	1,084
Credit impairment charges and other provisions	(76)	(156)	(105)	(131)	(144)
Net operating income	1,001	973	1,168	1,039	940
Operating expenses	(666)	(752)	(675)	(622)	(653)
Other net (expenses)/income	(1)	1	1	(1)	1
Adjusted profit before tax	334	222	494	416	288

Adjusting items
Provision for PPI redress	(300)	-	-	(400)	-
Statutory profit before tax	34	222	494	16	288

Europe RBB
Adjusted basis
Total income net of insurance claims	243	247	375	309	295
Credit impairment charges and other provisions	(72)	(83)	(62)	(47)	(69)
Net operating income	171	164	313	262	226
Operating expenses	(217)	(291)	(263)	(368)	(289)
Other net income	3	2	2	4	4
Adjusted (loss)/profit before tax	(43)	(125)	52	(102)	(59)

Adjusting items
Goodwill impairment	-	(427)	-	-	-
Statutory (loss)/profit before tax	(43)	(552)	52	(102)	(59)

Africa RBB1
Adjusted basis
Total income net of insurance claims	830	861	940	906	864
Credit impairment charges and other provisions	(107)	(88)	(108)	(126)	(144)
Net operating income	723	773	832	780	720
Operating expenses	(548)	(505)	(613)	(586)	(575)
Other net income	2	1	-	1	2
Adjusted profit before tax	177	269	219	195	147

Adjusting items
Gains on acquisitions and disposals	-	-	2	-	-
Statutory profit before tax	177	269	221	195	147

Barclaycard
Adjusted basis
Total income net of insurance claims	990	983	1,140	1,012	960
Credit impairment charges and other provisions	(232)	(271)	(340)	(344)	(304)
Net operating income	758	712	800	668	656
Operating expenses	(418)	(458)	(430)	(400)	(371)
Other net income	9	5	8	7	11
Adjusted profit before tax	349	259	378	275	296

Adjusting items
Provision for PPI redress	-	-	-	(600)	-
Goodwill impairment	-	-	-	(47)	-
Statutory profit/(loss) before tax	349	259	378	(372)	296

         1     Certain corporate banking activities in Africa, previously reported in Africa Retail and Business Banking, are now included within Corporate Banking. 2011 comparatives have been revised to reflect this change. See page
        21 for further details.

Q112 IMS Appendix I - Quarterly Results Summary

Investment Bank	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m
Adjusted and statutory basis
Fixed Income, Currency and Commodities	2,396	971	1,438	1,715	2,201
Equities and Prime Services	550	305	338	563	545
Investment Banking	509	506	389	520	612
Principal Investments	9	36	89	99	8
Total income	3,464	1,818	2,254	2,897	3,366
Credit impairment charges and other provisions	(75)	(90)	(114)	80	31
Net operating income	3,389	1,728	2,140	2,977	3,397
Operating expenses	(2,145)	(1,458)	(1,758)	(2,006)	(2,067)
Other net income/(expenses)	22	(3)	6	6	3
Adjusted profit before tax and profit before tax	1,266	267	388	977	1,333

Corporate Banking1
Adjusted basis
Total income net of insurance claims	824	710	830	817	751
Credit impairment charges and other provisions	(207)	(252)	(283)	(327)	(285)
Net operating income	617	458	547	490	466
Operating expenses	(397)	(422)	(436)	(459)	(442)
Other net (expenses)/income	(1)	1	2	2	(3)
Adjusted profit before tax	219	37	113	33	21

Adjusting items
Goodwill impairment	-	(123)	-	-	-
Losses on disposal	-	(9)	-	(64)	-
Statutory profit/(loss) before tax	219	(95)	113	(31)	21

Wealth and Investment Management
Adjusted and statutory basis
Total income net of insurance claims	451	449	447	426	422
Credit impairment charges and other provisions	(7)	(10)	(12)	(9)	(10)
Net operating income	444	439	435	417	412
Operating expenses	(384)	(384)	(369)	(375)	(365)
Other net expenses	-	(1)	(1)	-	(1)
Adjusted profit before tax and profit before tax	60	54	65	42	46

Head Office and Other Operations2
Adjusted basis
Total income net of insurance claims	259	15	(258)	12	8
Credit impairment charges and other provisions	(2)	(1)	1	(3)	4
Net operating income	257	14	(257)	9	12
Operating expenses (excluding UK bank levy)	(174)	(144)	(115)	(124)	(80)
UK bank levy	-	(325)	-	-	-
Adjusted profit/(loss) before tax	83	(455)	(372)	(115)	(68)

Adjusting items
Own credit	(2,620)	(263)	2,882	440	(351)
Impairment and partial disposal of BlackRock investment	-	-	(1,800)	(58)	-
Gains on debt buy-backs	-	1,130	-	-	-
(Losses)/gains on acquisitions and disposals	-	(23)	1	(3)	2
Statutory (loss)/profit before tax	(2,537)	389	711	264	(417)

         1     Certain corporate banking activities in Africa, previously reported in Africa Retail and Business Banking, are now included within Corporate Banking. 2011 comparatives have been revised to reflect this change. See page 21 for further details.
        2     Head Office and Other Operations now includes the results previously reported as the Investment Management segment, see page 21 for further details.

Q112 IMS Appendix II - Risk Management

Risk Weighted Assets by Business	As at 31.03.12	As at 31.12.11
	£m	£m
UK RBB	34,534	33,956
Europe RBB	17,519	17,436
Africa RBB1	30,937	30,289
Barclaycard	33,283	34,186
Investment Bank	191,130	186,700
Corporate Banking1	71,919	72,842
Wealth and Investment Management	13,170	13,076
Head Office and Other Operations2	2,002	2,514
Total	394,494	390,999

Key capital ratios
Core tier 1	10.9%	11.0%
Tier 1	12.7%	12.9%
Total capital	16.0%	16.4%

Capital Resources
Shareholders' equity (excluding non-controlling interests)	54,405	55,589
Non-controlling interests	9,595	9,607
Non-controlling interests regulatory adjustments	(6,928)	(6,946)
Regulatory adjustments and deductions:
- Goodwill and intangible assets	(7,597)	(7,560)
- Own credit cumulative gain (net of tax)	(702)	(2,680)
- Defined benefit pension adjustment	(1,500)	(1,241)
- Unrealised losses on available for sale debt securities	29	555
- Unrealised gains on available for sale equity (recognised as tier 2 capital)	(1,449)	(828)
- Cash flow hedging reserve	(1,135)	(1,442)
- 50% excess of expected losses over impairment (net of tax)	(529)	(506)
- 50% of securitisation positions	(1,365)	(1,577)
- Other regulatory adjustments	34	95
Core tier 1 capital	42,858	43,066
Other tier 1 capital	9,627	9,660
Other tier 1 deductions
- 50% of material holdings	(2,622)	(2,382)
- 50% tax on excess of expected losses over impairment	113	129
Total tier 1 capital	49,976	50,473
Tier 2 capital	19,689	20,657
Tier 2 deductions
- 50% of material holdings	(2,622)	(2,382)
- 50% excess of expected losses over impairment (gross of tax)	(642)	(635)
- 50% of securitisation positions	(1,365)	(1,577)
Other deductions from Total Capital	(1,785)	(2,588)
Total regulatory capital	63,251	63,948

Balance Sheet Leverage
Adjusted total tangible assets	£1,067bn	£1,000bn
Adjusted gross leverage	21x	20x
Adjusted gross leverage (excluding liquidity pool)	18x	17x
Ratio of total assets to shareholders' equity	25x	24x
Ratio of total assets to shareholders' equity (excluding liquidity pool)	22x	22x

        1     Following the change in reporting for corporate banking activities in Africa, risk weighted assets of £3.1bn have been reallocated from Africa RBB to Corporate Banking as at 31 December 2011.
        2     Head Office and Other Operations now includes risk weighted assets previously reported as the Investment Management segment, see page 21 for further details.

Q112 IMS Appendix II - Risk Management

Analysis of Loans and Advances to Customers and Banks

As at 31.03.12	Gross L&A	Impairment Allowance	L&A Net of Impairment	Loan Impairment Charges1	Loan Loss Rate2
	£m	£m	£m	£m	bps
Total retail	240,524	5,142	235,382	456	76

Wholesale - customers	211,464	4,761	206,703	319	61
Wholesale - banks	47,206	48	47,158	5	4
Total wholesale	258,670	4,809	253,861	324	50

Loans and advances at amortised cost	499,194	9,951	489,243	780	63

Loans and advances held at fair value	22,506	na	22,506
Total loans and advances	521,700	9,951	511,749

As at 31.12.11
Total retail	241,138	5,374	235,764	2,422	100

Wholesale - customers	201,348	5,178	196,170	1,362	68
Wholesale - banks	47,491	45	47,446	6	1
Total wholesale	248,839	5,223	243,616	1,368	55

Loans and advances at amortised cost	489,977	10,597	479,380	3,790	77

Loans and advances held at fair value	23,334	na	23,334
Total loans and advances	513,311	10,597	502,714

As at 31.03.11
Total retail	236,064	6,664	229,400	634	109

Wholesale - customers	221,207	5,392	215,815	309	57
Wholesale - banks	44,567	51	44,516	1	1
Total wholesale	265,774	5,443	260,331	310	47

Loans and advances at amortised cost	501,838	12,107	489,731	944	76

Loans and advances held at fair value	24,820	na	24,820
Total loans and advances	526,658	12,107	514,551

1      Loan impairment charges, comprising impairment on loans and advances and charges in respect of undrawn facilities and guarantees.
2     The loan loss rates for 31 March 2012 and 2011 have been calculated on an annualised basis.

Q112 IMS Appendix III - Group Exposures to Selected Countries

The following tables present the maximum direct balance sheet exposure to credit risk by country, with the totals reflecting allowance for impairment, netting and cash collateral held where appropriate, prepared on the same basis as the 2011 results announcement.

In addition to the exposures noted below, Barclays has sovereign exposure through the guarantee of certain savings and investment funds, which hold a proportion of their assets in sovereign debt, and credit mitigation arrangements entered into for risk management purposes (principally credit default swaps and total return swaps) for which the reference asset is sovereign debt.  The net effect of the arrangements reduces Barclays exposure to these countries.

Exposure by Country and Counterparty

As at 31.03.12	Spain	Italy	Portugal	Ireland	Greece
	£m	£m	£m	£m	£m
Sovereign	2,159	2,988	594	218	4
Financial institutions	1,297	672	58	3,592	1
Residential mortgages	14,266	15,968	3,637	93	5
Corporate	5,016	2,597	2,948	1,070	63
Other retail lending	2,993	2,267	1,966	89	17
Total	25,731	24,492	9,203	5,062	90

As at 31.12.11
Sovereign	2,530	3,493	810	244	14
Financial institutions	987	669	51	4,311	2
Residential mortgages	14,654	15,934	3,651	94	5
Corporate	5,345	2,918	3,295	977	67
Other retail lending	3,031	2,335	2,053	86	18
Total	26,547	25,349	9,860	5,712	106

Spain
	Trading Portfolio			Derivatives				Designated at Fair Value through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 31.03.12	Total as at 31.12.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	1,060	(1,060)	-	62	(62)	-	-	-	-	-
Financial institutions	1,198	(818)	380	7,111	(6,441)	(666)	4	170	554	221
Corporate	270	(261)	9	582	(213)	(5)	364	291	664	629

Fair Value through Equity	Available for Sale Assets as at 31.03.12			Total as at
	Cost1	AFS Reserve	Total	31.12.11
	£m	£m	£m	£m
Sovereign	2,140	(31)	2,109	2,468
Financial institutions	508	(8)	500	490
Corporate	1	-	1	2

Held at Amortised Cost	Loans and Advances as at 31.03.12			Total as at
	Gross	Impairment Allowances	Total	31.12.11
	£m	£m	£m	£m
Sovereign	50	-	50	62
Financial institutions	249	(6)	243	276
Corporate	5,421	(1,070)	4,351	4,714
Residential mortgages	14,343	(77)	14,266	14,654
Other retail lending	3,101	(108)	2,993	3,031

1     'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Q112 IMS Appendix III - Group Exposures to Selected Countries

Italy
	Trading Portfolio			Derivatives				Designated at Fair Value through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 31.03.12	Total as at 31.12.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	2,709	(2,709)	-	1,157	(350)	-	807	2	809	1,144
Financial institutions	535	(142)	393	6,146	(4,634)	(1,512)	-	102	495	456
Corporate	124	(124)	-	448	(230)	(98)	120	162	282	171

Fair Value through Equity	Available for Sale Assets as at 31.03.12			Total as at
	Cost1	AFS Reserve	Total	31.12.11
	£m	£m	£m	£m
Sovereign	2,180	(15)	2,165	2,334
Financial institutions	134	(3)	131	138
Corporate	29	3	32	27

Held at Amortised Cost	Loans and Advances as at 31.03.12			Total as at
	Gross	Impairment Allowances	Total	31.12.11
	£m	£m	£m	£m
Sovereign	14	-	14	15
Financial institutions	54	(8)	46	75
Corporate	2,421	(138)	2,283	2,720
Residential mortgages	16,062	(94)	15,968	15,934
Other retail lending	2,455	(188)	2,267	2,335

Portugal
	Trading Portfolio			Derivatives				Designated at Fair Value through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 31.03.12	Total as at 31.12.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	50	(50)	-	256	(256)	-	-	3	3	69
Financial institutions	18	(3)	15	282	(282)	-	-	-	15	11
Corporate	8	(8)	-	453	(199)	(3)	251	-	251	328

Fair Value through Equity	Available for Sale Assets as at 31.03.12			Total as at
	Cost1	AFS Reserve	Total	31.12.11
	£m	£m	£m	£m
Sovereign	668	(113)	555	716
Financial institutions	2	-	2	2
Corporate	620	(2)	618	677

Held at Amortised Cost	Loans and Advances as at 31.03.12			Total as at
	Gross	Impairment Allowances	Total	31.12.11
	£m	£m	£m	£m
Sovereign	36	-	36	25
Financial institutions	41	-	41	38
Corporate	2,287	(208)	2,079	2,290
Residential mortgages	3,652	(15)	3,637	3,651
Other retail lending	2,167	(201)	1,966	2,053

1     'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Q112 IMS Appendix III - Group Exposures to Selected Countries

Ireland
	Trading Portfolio			Derivatives				Designated at Fair Value through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 31.03.12	Total as at 31.12.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	28	(28)	-	-	-	-	-	2	2	39
Financial institutions	1,221	(23)	1,198	5,234	(4,411)	(823)	-	48	1,246	1,561
Corporate	82	(35)	47	297	(114)	(82)	101	9	157	52

Fair Value through Equity	Available for Sale Assets as at 31.03.12			Total as at
	Cost1	AFS Reserve	Total	31.12.11
	£m	£m	£m	£m
Sovereign	219	(3)	216	205
Financial institutions	255	(18)	237	249
Corporate	3	-	3	-

Held at Amortised Cost	Loans and Advances as at 31.03.12			Total as at
	Gross	Impairment Allowances	Total	31.12.11
	£m	£m	£m	£m
Financial institutions	2,254	(145)	2,109	2,501
Corporate	931	(21)	910	925
Residential mortgages	102	(9)	93	94
Other retail lending	89	-	89	86

Greece
	Trading Portfolio			Derivatives				Designated at Fair Value through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 31.03.12	Total as at 31.12.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	2	-	2	-	-	-	-	-	2	8
Financial institutions	1	-	1	997	(223)	(774)	-	-	1	2
Corporate	3	-	3	-	-	-	-	-	3	3

Fair Value through Equity	Available for Sale Assets as at 31.03.12			Total as at
	Cost1	AFS Reserve	Total	31.12.11
	£m	£m	£m	£m
Sovereign	2	-	2	6

Held at Amortised Cost	Loans and Advances as at 31.03.12			Total as at
	Gross	Impairment Allowances	Total	31.12.11
	£m	£m	£m	£m
Corporate	60	-	60	64
Residential mortgages	5	-	5	5
Other retail lending	26	(9)	17	18

      11 'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Q112 IMS Appendix IV - Credit Market Exposures

Investment Bank
Credit Market Exposures1

					Three Months Ended 31.03.12
	As at 31.03.12	As at 31.12.11	As at 31.03.12	As at 31.12.11	Fair Value (Losses)/ Gains and Net Funding	Impairment (Charge)/ Release	Total (Losses)/ Gains
US Residential Mortgages	$m	$m	£m	£m	£m	£m	£m
ABS CDO Super Senior	2,793	2,844	1,747	1,842	(7)	(3)	(10)
US sub-prime and Alt-A2	1,978	2,134	1,237	1,381	39	3	42

Commercial Mortgages
Commercial real estate loans and properties	7,439	8,228	4,653	5,329	(7)	-	(7)
Commercial Mortgaged Backed Securities2	1,297	1,578	811	1,022	62	-	62
Monoline protection on CMBS	13	14	8	9	-	-	-

Other Credit Market
Leveraged Finance3	6,197	6,278	3,876	4,066	(13)	8	(5)
SIVs, SIV -Lites and CDPCs	-	9	-	6	(1)	-	(1)
Monoline protection on CLO and other	1,516	1,729	948	1,120	(36)	-	(36)
CLO and Other assets2	484	596	303	386	28	-	28

Total	21,717	23,410	13,583	15,161	65	8	73

•	Barclays credit market exposures arose before the market dislocation in mid-2007 and primarily relate to commercial real estate and leveraged finance

•
Credit market exposures decreased by £1,578m to £13,583m, reflecting net sales and paydowns and other movements of £1,325m, foreign exchange movements of £326m, and fair value gains and impairment releases of £73m. Net sales, paydowns and other movements of £1,325m included:

- £539m of commercial real estate loans and properties including sale of the 50% stake in Archstone for £405m ($628m)

- £244m of commercial mortgage-backed securities

- £184m of leveraged finance, primarily relating to one counterparty

- £134m of US sub-prime and Alt-A

1 As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.

2     Collateral assets of £1,900m (31 December 2011: £2,272m) previously underlying the Protium loan are now included within the relevant asset classes as the assets are now managed alongside similar credit market exposures.
       These assets comprised: US sub-prime and Alt-A £863m (31 December 2011: £965m), commercial mortgage-backed securities £734m (31 December 2011: £921m), CLO and Other assets £303m (31 December 2011: £386m).

3 Includes undrawn commitments of £180m (31 December 2011: £180m).

Q112 IMS Appendix V - Amendments to Barclays Results by Business

There have been two recent changes to the Barclays business structure.

Single Barclays Brand

Following the move to a single Barclays brand we have renamed certain of our business segments as follows:

•	Barclays Capital has been renamed Investment Bank

•	Barclays Corporate has been renamed Corporate Banking

•	Barclays Wealth has been renamed Wealth and Investment Management

•
Head Office and Other Operations includes the results previously reported as the Investment Management segment comprising Barclays investment in BlackRock, Inc. and the residual elements relating to Barclays Global Investors

This change has not had an impact on Barclays overall results.

Restructure of Corporate Banking Activities in Africa

Certain corporate banking activities in Africa, previously reported under Africa RBB, are now included within Corporate Banking. These activities include around 800 clients as well as the Trade Finance and Electronic Banking channels relating to large corporate clients. This change has been made to further align client coverage and product ownership to better serve clients' needs, and to align Africa to the reporting approach for the UK and Europe. The total amount of profit before tax transferred for 2011 is £78m and this restatement has had no impact on Barclays overall results.

The table below shows the impact of this change on our reported results for each quarter during 2011.

Corporate Banking	Q111 as Published	Q111 Group Structure Changes	Q111 as Revised	Q211 as Revised	Q311 as Revised	Q411 as Revised
	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	703	48	751	817	830	710
Credit impairment charges and other provisions	(287)	2	(285)	(327)	(283)	(252)
Net operating income	416	50	466	490	547	458
Operating expenses	(412)	(30)	(442)	(459)	(436)	(422)
Other net (expenses)/income	(3)	-	(3)	2	2	1
Adjusted profit before tax	1	20	21	33	113	37

Adjusting items
Goodwill impairment	-	-	-	-	-	(123)
Losses on disposal	-	-	-	(64)	-	(9)
Statutory profit/(loss) before tax	1	20	21	(31)	113	(95)

Africa RBB
Adjusted
Total income net of insurance claims	912	(48)	864	906	940	861
Credit impairment charges and other provisions	(142)	(2)	(144)	(126)	(108)	(88)
Net operating income	770	(50)	720	780	832	773
Operating expenses	(605)	30	(575)	(586)	(613)	(505)
Other net income	2	-	2	1	-	1
Adjusted profit before tax	167	(20)	147	195	219	269

Adjusting items
Gains on acquisition and disposals	-	-	-	-	2	-
Statutory profit before tax	167	(20)	147	195	221	269